                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO._)*



                              The Registry, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  75913U 10 1
                                (CUSIP Number)

                 David P. Norton, Renaissance Solutions, Inc.,
                    55 Old Bedford Road, Lincoln, MA 01773
                                (617) 259-8833
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 May 19, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 SCHEDULE 13D

CUSIP NO. 75913U 10 1                                         PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Renaissance Solutions, Inc.
     04-3150009
--------------------------------------------------------------------------------


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   [  ]
                                                                     (b)   [  ]
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------


4    SOURCE OF FUNDS

     Inapplicable
--------------------------------------------------------------------------------


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------


  NUMBER OF                     7     SOLE VOTING POWER
                                              -0-
  SHARES
                      ----------------------------------------------------------
  BENEFICIALLY
                               8      SHARED VOTING POWER

  OWNED BY                                 6,997,560

                      ----------------------------------------------------------

                               9      SOLE DISPOSITIVE POWER
  EACH
                                              -0-

  REPORTING           ----------------------------------------------------------

                              10      SHARED DISPOSITIVE POWER
  PERSON
                                              -0-
  WITH
--------------------------------------------------------------------------------


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,997,560
--------------------------------------------------------------------------------


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.5%
--------------------------------------------------------------------------------


14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------



                                                              PAGE 3 OF 12 PAGES

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, no par value per share (the "Common Stock") of The Registry, Inc., a Massachusetts corporation (the "Issuer").
The principal executive offices of the Issuer are located at 189 Wells Avenue, Newton, Massachusetts 02159.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2(a) (b) and (c)

     This statement is filed by Renaissance Solutions, Inc., a Delaware corporation ("Renaissance"). The principal business of Renaissance is providing management consulting and client/server systems integration services. Its principal business address and the location of its principal offices is 55 Old Bedford Road, Lincoln, Massachusetts 01773.

     The name, business address and present principal occupation (including the name, principal business and address of the corporation or other organization in which such employment is conducted) of each executive officer and director of Renaissance is set forth in Schedule A to this Schedule 13D and is specifically
                            ----------
incorporated herein by reference.

     Renaissance and the persons listed on Schedule A hereto are collectively
                                           ----------
referred to herein as the "Reporting Persons."

     Item 2(d) and (e)

     During the last five years neither Renaissance nor, to the best of the knowledge of Renaissance, any of the persons listed on Schedule A hereto has
                                                       ----------
been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceedings resulting in a judgment, decree or final order relating to securities laws or finding any violation with respect to such laws.

     Item 2(f)

     Each of the persons named on Schedule A hereto is a citizen of the United
                                  ----------
States.

                                                              PAGE 4 OF 12 PAGES

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement on Schedule 13D relates to a proxy to vote shares of the Common Stock held by G. Drew Conway, which proxy Mr. Conway has granted to Renaissance in connection with the Merger (as defined in Item 4). No monetary consideration was paid by Renaissance to Mr. Conway or to the Issuer for such proxy.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     On May 19, 1997, Renaissance, the Issuer and Rain Acquisition Corp., a wholly-owned subsidiary of the Issuer (the "Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the parties agreed that subject to the terms and conditions set forth in the Merger Agreement (including approval by the stockholders of Renaissance and the Issuer and by various regulatory agencies), Renaissance shall be merged with and into the Merger Sub (the "Merger"), the separate corporate existence of the Merger Sub shall cease and Renaissance shall continue as the surviving corporation. Reference is hereby made to the Merger Agreement, which is included as Exhibit
2.1 to the Current Report on Form 8-K, dated as of May 19, 1997, File No. 000-28192, filed by the Issuer with the Securities and Exchange Commission (the "Issuer 8-K"), for the full text of the terms of the Merger Agreement, including the conditions to consummation of the Merger. Subject to the satisfaction or waiver of the conditions set forth in Article VI of the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of common stock of Renaissance issued and outstanding prior to the Effective Time shall be converted into the right to receive .80 shares of Common Stock.

     In connection with the Merger Agreement, and as an inducement to Renaissance to enter into the Merger Agreement, G. Drew Conway, the President and principal stockholder of the Issuer, pursuant to a Parent Voting Agreement, dated as of May 19, 1997, between Mr. Conway and Renaissance (the "Voting Agreement"), (i) agreed to vote or cause to be voted the shares of Common Stock held by him as of the date of the Voting Agreement and any other securities of the Issuer acquired after the date of the Voting Agreements (the "Issuer Subject Shares") in favor of the issuance of shares of Common Stock in connection with the Merger at every meeting of the stockholders of the Issuer with respect to the foregoing, and (ii) granted to and appointed Renaissance and the President and the Treasurer of Renaissance, in their respective capacities as officers of Renaissance, and any individual who shall succeed to any such office of Renaissance, and any other designee of Renaissance, and each of them individually, Mr. Conway's proxy and attorney-in-fact (with full power of substitution) to vote or act by written consent with respect to the Issuer Subject Shares, solely with respect to the approval of the issuance of shares of Common Stock

                                                              PAGE 5 OF 12 PAGES


in connection with the Merger. Reference is hereby made to the Voting Agreement, which is included as Exhibit 10.3 to the Issuer 8-K, for the full text of its terms.

     In addition, in connection with the Merger Agreement, and as an inducement to the Issuer to enter into the Merger Agreement, each of the persons listed on Schedule B hereto, pursuant to Stockholder Agreements, dated as of May 19, 1997,
----------
between the Issuer and each of such persons (the "Stockholder Agreements"), (i) agreed to vote or cause to be voted the shares of common stock of Renaissance set forth opposite such person's name on Schedule B hereto and any other
                                         ----------
securities of Renaissance acquired after the date of the Stockholder
Agreements (the "Renaissance Subject Shares") in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof, at every meeting of the stockholders and on every action or approval by written consent of the stockholders of Renaissance with respect to the foregoing, and (ii) granted to and appointed the Merger Sub and the President and the Treasurer of the Merger Sub, in their respective capacities as officers of the Merger Sub, and any individual who shall succeed to any such office of the Merger Sub, and any other designee of the Merger Sub, and each of them individually, such respective person listed on Schedule B hereto's proxy and attorney-in-fact
                            ----------
(with full power of substitution) to vote or act by written consent with respect to the Renaissance Subject Shares, solely with respect to the approval of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof. Reference is hereby made to the Stockholder Agreements, which are included as Exhibit 10.1 to the Issuer 8-K, for the full text of their terms.

     Pursuant to the Voting Agreement and Stockholder Agreements, Mr. Conway and the persons listed on Schedule B hereto, respectively, agreed not to directly,
                      ----------
or indirectly (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Issuer Subject Shares or Renaissance Subject Shares, respectively; (ii) except as contemplated by the Voting Agreement or Stockholder Agreements, respectively, grant any proxies or powers of attorney, deposit any Issuer Subject Shares or Renaissance Subject Shares, respectively, into a voting trust or enter into a voting agreement with respect to any such shares; or (iii) take any action that would make any representation or warranty contained in the Voting Agreement or Stockholder Agreements, respectively, untrue or incorrect or have the effect of preventing or disabling Mr. Conway or the persons listed on Schedule B hereto, respectively, from performing his obligations under the
----------
Voting Agreement or Stockholder Agreements, respectively.

     Unless the Merger shall have been consummated, the Voting Agreement and the Stockholder Agreements shall terminate upon the earliest to occur of (i) the termination of the Merger Agreement pursuant to Section 7.1 thereof, or (ii) December 31, 1997.

                                                              PAGE 6 OF 12 PAGES

     Pursuant to the Merger Agreement, subject to consummation of the Merger, the Issuer agreed that it shall take such action as is necessary to cause David
A. Lubin, the Co-chairman and Treasurer of Renaissance, to be elected to serve as a Class III director of the Issuer at the Issuer's next annual meeting of stockholders.

     Other than as described above, Renaissance has no plans or proposals which relate to, or may result in, any of the matters listed in paragraphs (a) through
(j) of Item 4 of Schedule 13D (although Renaissance reserves the right to develop such plans).

     The descriptions herein of the Merger Agreement, the Voting Agreement and the Stockholder Agreements are qualified in their entirety by reference to such agreements.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owner of 6,997,560 shares of Common Stock, which would represent approximately 49.5% of the shares of Common Stock outstanding (based on the 14,123,678 shares of Common Stock issued and outstanding on May 2, 1997 as set forth in the Issuer's Report on Form 10-Q for the period ended March 29, 1997, filed with the Commission by the Issuer on May 13, 1997). Renaissance shares voting power with respect to such shares on a limited basis as described in Item 4 with Mr. Conway. Mr. Conway is the President of the Issuer, a provider of information technology consultants on a contract basis to organizations with complex information technology operations, and his principal business address is 189 Wells Avenue, Newton, Massachusetts 02159. To the best of the knowledge of Renaissance, Mr. Conway has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceedings resulting in a judgment, decree or final order relating to securities laws or finding any violation with respect to such laws.

     Nothing herein shall be deemed to be an admission by Renaissance as to the beneficial ownership of any of the Issuer Subject Shares, and Renaissance disclaims beneficial ownership of all of the Issuer Subject Shares.

     Except as described herein, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.



     Except for the Voting Agreement, the Stockholder Agreements and the Merger Agreement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.         Description
-----------         -----------

1 * Agreement and Plan of Merger, dated as of May 19, 1997, among The Registry, Inc., Rain Acquisition Corp. and Renaissance Solutions, Inc.

2 ** Parent Voting Agreement, dated as of May 19, 1997, between Renaissance Solutions, Inc. and G. Drew Conway.

3 *** Stockholder Agreements, dated as of May 19, 1997, between The Registry Inc. and certain stockholders of Renaissance Solutions, Inc.

_______________________

* Incorporated by reference to Exhibit 2.1 to the Report on Form 8-K, dated May 19, 1997 (File No. 000-28192) filed with the Securities and Exchange Commission by The Registry, Inc. (the "Issuer 8-K").

**   Incorporated by reference to Exhibit 10.3 to the Issuer 8-K.

***  Incorporated by reference to Exhibit 10.1 to the Issuer 8-K

                                                              PAGE 8 OF 12 PAGES

                                   Signature
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       RENAISSANCE SOLUTIONS, INC.


Dated as of May 27, 1997               By:/s/ William T. Jenkins
                                          ----------------------
                                          William T. Jenkins
                                          Vice President and
                                          Chief Financial Officer

                                                              PAGE 9 OF 12 PAGES

                                  SCHEDULE A
                                  ----------


                                    Principal Occupation
                                    or Employment and
Names of Directors                  (where applicable)
and Executive Officers              Principal Business               Business Address
----------------------              --------------------             ----------------------------


David P. Norton                     President and Chief              55 Old Bedford Road
Executive Officer                   Executive Officer                Lincoln, MA 01773
and Director                        Renaissance Solutions, Inc.

Harry M. Lasker                     Co-Chairman and Secretary        55 Old Bedford Road
Executive Officer                   Renaissance Solutions, Inc.      Lincoln, MA 01773
and Director

David A. Lubin                      Co-Chairman and Treasurer        55 Old Bedford Road
Executive Officer                   Renaissance Solutions, Inc.      Lincoln, MA 01773
and Director

O. Bruce Gupton                     Executive Vice President         55 Old Bedford Road
Executive Officer                   Renaissance Solutions, Inc.      Lincoln, MA 01773
and Director

William T. Jenkins                  Vice President, Chief            55 Old Bedford Road
Executive Officer                   Financial Officer                Lincoln, MA 01773
                                    Renaissance Solutions, Inc.

Richard Peel                        Managing Director                40 Holborn Viaduct
Executive Officer                   COBA Consulting Limited          London, EC1N 2PB, England
                                    (a subsidiary of Renaissance
                                    engaged in the same
                                    principal business as
                                    Renaissance)


                                                             PAGE 10 OF 12 PAGES


Mark R. Bruneau                     President                        150 Federal Street
Executive Officer                   C.M. Management                  14th Floor
                                    Systems Ltd., Inc. (a            Boston, MA 02110
                                    subsidiary of Renaissance
                                    engaged in the same
                                    principal business as
                                    Renaissance)



Robert S. Kaplan                    Marvin Bower Professor of        Morgan 421
Director                            Leadership Development           Soldiers Field Road
                                    Harvard Business School          Boston, MA  02163


John F. Rockart                     Senior Lecturer at the Center    One Amherst Street
Director                            for Information Systems          Building E-40; Office 187
                                    Massachusetts Institute of       Cambridge, MA 02139
                                    Technology Sloan School
                                    of Management



                                                             PAGE 11 OF 12 PAGES
                                  SCHEDULE B
                                  ----------

Name                                             No. of Shares
----                                             -------------

O. Bruce Gupton                                    1,010,000

David P. Norton(1)                                   850,786

David A. Lubin(2)                                    848,286

Harry M. Lasker(3)                                   850,785

(1) The shares listed are beneficially owned by and the Stockholder Agreement was executed by Melissa E. Norton, the wife of David P. Norton.

(2) Includes shares held by The David A. Lubin Children's Trust and The Pine Point Foundation, each of which entities also executed a Stockholder Agreement.

(3) Includes shares held by the Harry M. Lasker Children's Trust and The Red Farm Charitable Trust, each of which entities also executed a Stockholder Agreement.

                                                             PAGE 12 OF 12 PAGES

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.       Description
-----------       -----------

1  *              Agreement and Plan of Merger, dated as of May 19, 1997, among
                  The Registry, Inc., Rain Acquisition Corp. and Renaissance
                  Solutions, Inc.

2  **             Parent Voting Agreement, dated as of May 19, 1997, between
                  Drew Conway and Renaissance.

3 *** Stockholder Agreements, dated as of May 19, 1997, between The Registry Inc. and certain stockholders of Renaissance Solutions, Inc.

_______________________

* Incorporated by reference to Exhibit 2.1 to the Report on Form 8-K, dated May 19, 1997 (File No. 000-28192) filed with the Securities and Exchange Commission by The Registry, Inc. (the "Issuer 8-K").

**   Incorporated by reference to Exhibit 10.3 to the Issuer 8-K.

***  Incorporated by reference to Exhibit 10.1 to the Issuer 8-K.